

May 27, 2014

Via E-mail
Mr. John "Robert" Thorson
Chief Financial Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

> **Re: Westamerica Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-09383**

Dear Mr. Thorson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Loan Portfolio, page 35

1. Please provide us and expand future filings to include a complete description of your loan underwriting policies and procedures for each loan category and for each major loan type within each category, as appropriate. Also, please revise the footnotes to the financial statements to discuss the risks and uncertainties surrounding your receivables.

Financial Statements

Notes to Financial Statements

Note 2 : Investment Securities, pages 62-67

2. Please provide us and expand the disclosure in future filings to state the number of investment positions that are in an unrealized loss position pursuant to ASC 320-10-50-6 (b) (3).

Note 11: Fair Value Measurements, page 82

3. Please provide us and expand your disclosures in future filings to present investment securities available for sale by major security type indicating the level within the fair value hierarchy in which the fair value measurement is categorized pursuant to 820-10-50-2 (b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief